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                                                                    EXHIBIT 99.2

                                    BY-LAW 1

                 A by-law relating generally to the transaction

                         of the business and affairs of

                              ATI TECHNOLOGIES INC.

                                    CONTENTS

ARTICLE ONE     -   INTERPRETATION.......................................   1

ARTICLE TWO     -   MEETINGS OF SHAREHOLDERS.............................   1

ARTICLE THREE   -   DIRECTORS............................................   3

ARTICLE FOUR    -   OFFICERS AND EMPLOYEES...............................   4

ARTICLE FIVE    -   INDEMNIFICATION OF DIRECTORS AND OFFICERS............   4

ARTICLE SIX     -   SHARE CERTIFICATES AND DIVIDENDS.....................   5

ARTICLE SEVEN   -   NOTICE...............................................   6

ARTICLE EIGHT   -   MISCELLANEOUS........................................   6

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                              ATI TECHNOLOGIES INC.

                                    BY-LAW 1

                          ARTICLE ONE - INTERPRETATION

1.01  Definitions: In this by-law, unless the context otherwise requires:

      (a) "Act" means the Canada Business Corporations Act or its successor, as amended from time to time, and the regulations thereunder;

      (b)   "board" means the board of directors of the Corporation;

      (c)   "by-law" means a by-law of the Corporation;

      (d)   "Corporation" means ATI Technologies Inc. and its successors;

      (e) "holiday" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or its successor, as amended from time to time;

      (f) "person" includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

      (g) "recorded address" means, with respect to a single shareholder, the address of such holder most recently recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, the address of such person most recently recorded in the records of the Corporation or otherwise known to the Secretary of the Corporation; and

      (h)   "shareholder" means a shareholder of the Corporation.

      Terms defined in the Act, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings: Words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

1.03 By-laws Subordinate to Other Documents: The by-laws are subordinate to, and should be read in conjunction with, the Act and the articles of the Corporation.

1.04 Computation of Days: The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) or its successor, as amended from time to time.

                     ARTICLE TWO - MEETINGS OF SHAREHOLDERS

2.01 Meetings: A meeting of the shareholders shall be held at such place, at such time, on such day and in such manner as the board may, subject to the Act and any other applicable laws, determine from time to time, for the purpose of transacting such business as is properly brought before such meeting.

2.02 Persons Entitled to be Present: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof, those entitled to vote thereat, the directors, the auditors of the Corporation and any others who although not entitled to notice thereof or to vote thereat are entitled or required under any provision of the Act, the articles or any by-law to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

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2.03  Participation in meeting by electronic means: If the directors of the
      Corporation call a meeting of shareholders and the Corporation makes available a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, any person entitled to attend that meeting of shareholders may participate in the meeting, in accordance with the Act, by means of such communication facility. A person participating in the meeting by such means shall be deemed to be present at the meeting.

2.04 Chairman, Secretary and Scrutineer: The Chairman of the board or such other person being an officer or director of the Corporation designated by the board, shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman of the meeting. The Secretary or any other officer in attendance shall act as secretary of the meeting. If none of such persons are present, the chairman shall appoint another person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.05 Quorum: The quorum for the transaction of business at any meeting of shareholders shall be at least two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or proxyholders, representing collectively not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting.

2.06  Voting:

      (a) Except as otherwise required by the Act, the articles or a by-law, at each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon.

      (b) At each meeting of shareholders voting shall be by show of hands unless a ballot is required by the chairman or demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote on the show of hands. Whenever a vote by show of hands has been taken upon a question, unless a ballot or such question is required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried, carried by a particular majority, not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

      (c) On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which such person is entitled to vote at the meeting on the question.

2.07  Proxies:

      (a) Signatures to instruments of proxy need not be witnessed and may be printed, lithographed, electronically produced as permitted by the Act or otherwise reproduced thereon. The chairman of the meeting shall determine the authenticity of all signatures.

      (b) The board may also permit particulars of instruments of proxy for use at or in connection with any meeting or any adjournment thereof to be transmitted by facsimile, telegraphed, telexed, cabled or otherwise electronically transmitted to the Secretary of the Corporation or such other agent as the board may from time to time determine prior to any such meeting, and, in such event, such instruments of proxy, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

      (c) The chairman of any meeting of shareholders may also in his or her discretion, unless otherwise determined by resolution of the board, accept (i) instruments of proxy which have been transmitted by

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            facsimile, telegraphed, telexed, cabled or otherwise electronically transmitted and (ii) facsimile, telegraphic, telex, cable or electronic communication as to the authority of anyone claiming to vote on behalf of or to represent a shareholder, in each case whether or not an instrument of proxy conferring such authority has been lodged with the Corporation, and any votes cast in accordance with such facsimile, telegraphic, telex, cable or electronic proxy or communication accepted by the chairman shall be valid and shall be counted.

      (d) A proxy may be signed and delivered in blank and filled in afterwards by the Chairman of the board, the President or the Secretary.

      (e) It shall not be necessary to insert in the proxy the number of shares owned by the appointor.

      (f) The board may, at the Corporation's expense, send out forms of proxy in which certain directors or officers are named, which may be accompanied by stamped envelopes for the return of the forms, even if the directors so named vote the proxies in favour of their own election as directors.

      (g) A proxy shall be acted upon only if it shall have been deposited with the Corporation or an agent thereof specified in the notice calling the meeting of shareholders prior to the time specified in the notice or such later time before the time of voting as the chairman of the meeting may determine, or, where no such time is specified in such notice, if it has been received by the Corporation or an agent thereof or the chairman of the meeting or any adjournment thereof before the time of voting.

      (h)   A proxy ceases to be valid one year from its date.

2.08 Procedure at Meetings: The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his or her decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy or ballot, shall be conclusive and binding upon the shareholders, except as otherwise provided in the by-laws of the Corporation. Any business may be brought before or dealt with at any adjourned meeting which may have been brought before or dealt with at the original meeting.

                            ARTICLE THREE - DIRECTORS

3.01 Meetings: Meetings of the board may be convened at such place, at such time, on such day and in such manner as any two directors or the Chief Executive Officer or any other officer designated by the board may determine.

3.02 Notice: Notice of the time and place or manner of participation for every meeting of the board shall be sent to each director not less than 72 hours (excluding holidays) before the time of the meeting. Reference is made to Article Seven.

3.03 First Meeting of New Board: Each newly constituted board may hold its first meeting without notice on the same day as the meeting of shareholders at which the directors are elected.

3.04 Appointments: From time to time the board may appoint a Chairman of the board and a Lead Director of the board.

3.05 Chairman: The Lead Director of the board or in his or her absence, the Chairman of the board, or in his or her absence, the Chief Executive Officer (if elected a director), or in the absence of all of them, a director designated by the meeting, shall be the chairman of any meeting of the board.

3.06 Quorum of Directors: The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the board shall be 50% of the number of directors so fixed or determined at that time (or, if that is a fraction, the next largest whole number of directors).

3.07 Voting: At all meetings of the board each director shall have one vote and every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

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3.08  Signed Resolutions: Any resolution in writing may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.09 Remuneration: Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity and receiving remuneration therefor.

3.10 Committees: Unless otherwise determined by the board, each committee of the board may fix its quorum, elect its chairman and secretary and adopt rules to regulate its procedure, provided that, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his or her absence, another member of the committee. In the absence of the secretary of any committee at any meeting, another member of the committee shall so act. Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

                      ARTICLE FOUR - OFFICERS AND EMPLOYEES

4.01 Appointment of Officers: From time to time the board may appoint a President, one or more Executive Vice-Presidents, one or more Senior Vice-Presidents, one or more Vice-Presidents, a Treasurer, a Secretary, a Controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed, may designate one officer as a Chief Executive Officer of the Corporation, one officer as Chief Operating Officer of the Corporation, one officer as Chief Financial Officer of the Corporation, and one officer as Chief Technology Officer of the Corporation and may revoke any such designation.

4.02 Terms of Employment or Service: Every officer shall hold office at the pleasure of the board. The board may settle from time to time the terms of employment of the officers and other persons appointed by it.

4.03 Powers and Duties of Officers: The board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

            ARTICLE FIVE - INDEMNIFICATION OF DIRECTORS AND OFFICERS

5.01 Indemnity: Subject to the limitations in the Act, but without limitation of the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

      (a) shall indemnify every director and officer of the Corporation, every former director and officer of the Corporation and every other individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

            (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

            (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

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      (b)   shall advance moneys to every director, officer and other individual for the costs, charges and expenses of a proceeding referred to in
            Section 5.01(a), however, the individual shall repay the moneys if the individual does not fulfil the conditions of Sections 5.01(a)(i) and 5.01(a)(ii); and

      (c) shall, with the approval of a court, indemnify an individual referred to in Section 5.01(a), or advance moneys under Section 5.01(b), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in Section 5.01(a) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in Sections 5.01(a)(i) and 5.01(a)(ii).

            From time to time the board may determine that this Section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively (to any date not earlier than the date of this by-law). From time to time thereafter the board may also revoke, limit or vary such application of this Section.

5.02 Limitation of Liability: So long as he or she acts honestly and in good faith with a view to the best interests of the Corporation, no person referred to in Section 5.01 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.03 Indemnities Not Limiting: The provisions of this Article Five shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

                 ARTICLE SIX - SHARE CERTIFICATES AND DIVIDENDS

6.01 Share Certificates: Share certificates shall be in such forms as the board by resolution shall approve from time to time.

6.02 Replacement of Share Certificates: The Secretary or any other officer of the Corporation may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

6.03 Registration of Transfer: No transfer of shares need be recorded in the register of transfers except upon presentation of the certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

6.04 Dividends: Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him or her at his or her recorded address unless he or she directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation's liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Secretary or any other officer may require.

6.05 Unclaimed Dividends: Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

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                             ARTICLE SEVEN - NOTICE

7.01 Notices To Shareholders, Directors: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be sent by prepaid Canadian mail addressed to, or may be delivered personally to, such person at his or her last recorded address or may be sent by any means of facsimile transmission or by the creation or provision of an electronic document or may be sent by any other means permitted under the Act, subject to compliance with any applicable provisions of the Act. A notice sent by facsimile transmission or electronic document shall be deemed to have been received when sent or provided to a designated information system. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them. If the address of any shareholder does not appear in the records of the Corporation, then any notice or document may be delivered to such address as the person sending the notice or document may consider to be the most likely to reach promptly such shareholder.

7.02 Changes in Recorded Address: The Secretary or any other officer may change the recorded address of any person in accordance with any information such officer believes to be reliable.

7.03 Omissions and Errors: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any proceeding or action taken at any meeting held pursuant to such notice or otherwise founded thereon.

                          ARTICLE EIGHT - MISCELLANEOUS

8.01 Execution of Documents: Any contracts or documents to be executed by the Corporation may be signed, including through the use of electronic signatures, as contemplated by the Act, by any two of the Chairman of the board or Lead Director of the board, the President, an Executive Vice-President, a Senior Vice-President, a Vice-President, the Secretary, the Treasurer or the Controller or by any one of the foregoing persons and a director. In addition, the board may from time to time indicate who may or shall sign any particular contract or document or class of contracts or documents. Any officer of the Corporation may affix the corporate seal, if any, to any contract or document and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the Act, and if authorized by the board, the corporate seal of the Corporation, if any, and the signature of any signing officer may be mechanically or electronically reproduced upon any contracts or documents of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contracts or documents.

8.02 Voting Rights in Other Bodies Corporate: The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

8.03 Incentive Plans: For the purposes of enabling directors, officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such directors, officers and employees, the board may establish such plans (including stock option plans, restricted share unit plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the directors, officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to directors, officers and employees as is permitted by the Act or by any other applicable legislation.

8.04 Dealings with Registered Shareholder: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian,

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      committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his or her authority to exercise the rights relating to a share of the Corporation.

8.05 Withholding Information from Shareholders: No shareholder shall be entitled to discovery of any information respecting the Corporation's business which, in the opinion of the board would not be in the best interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions and regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders or other persons and no shareholder or other person shall have any right of inspecting any account, record or other document of the Corporation except as conferred by the Act or by any other applicable legislation or as authorized by the board.

8.06 Repeal of Existing By-Laws: Upon this By-law becoming effective, By-law No. 1 of the Corporation enacted October 13, 1993 shall be repealed without prejudice to any action taken thereunder.

APPROVED by the Board of Directors the 14th day of December, 2004.

RATIFIED by shareholders at the Annual and Special Meeting of Shareholders held on the 25th day of January, 2005.

EFFECTIVE upon issuance of the Certificate of Continuance on January 31, 2005.

/s/ David Orton                                /s/ Dean Blain
------------------------------------           -----------------------------
David Orton                                    Dean Blain
President & Chief Executive Officer            Secretary

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